UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K                                           ☐ Form 20-F                                           ☐ Form 11-K                                           ☐ Form 10-Q
☐ Form 10-D                                           ☐ Form N-SAR                                      ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K                                                                          ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                           ☐ Transition Report on Form 11-K
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________
________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant                                                                Keyuan Petrochemicals, Inc.

Former name if applicable

Address of principal executive office                                       Qingshi Industrial Park, Ningbo Economic &
Technological Development Zone

City, state and zip code                                                               Ningbo, Zhejiang Province, P.R. China 315803

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of preparing its consolidated financial statements as at December 31, 2013 and for the fiscal year then ended.  The process of compiling and disseminating the information required to be included in its Form 10-K Annual Report for the 2013 fiscal year, as well as the completion of the required audit of the Registrant’s financial information, could not be completed by March 31, 2014 without incurring undue hardship and expense.  The Registrant undertakes the responsibility to file such annual report no later than fifteen calendar days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Chunfeng Tao	(011-86-574)	8623-2955
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect that we will report a net income for the year ended December 31, 2013, as compared to a net loss of approximately $5,850 for the year ended December 31, 2012. However, as of the date of this filing, the financial accounting and auditing of the Company for the year ended December 31, 2013 has not been completed. The Company cannot estimate its net income for the year ended December 31, 2013 because only preliminary financial information is available at this time.

Keyuan Petrochemicals, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Keyuan Petrochemicals, Inc.

Date: April 1, 2014	By:	/s/
Chunfeng Tao
Chief Executive Officer